Exhibit 99.4

IPA Announces $10.0 Million Bought Deal Offering of Common Shares

VICTORIA, BRITISH COLUMBIA February 3, 2021 / - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 743,495 common shares of the Company (the “Common Shares”), at a price to the public of $13.45 per Common Share, less underwriting discounts and commissions, for gross proceeds to the Company of approximately $10.0 million. The closing of the offering is expected to occur on or about February 8, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as sole book-running manager for the Offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 111,524 Common Shares at the public offering price, less underwriting discounts and commissions. The Company intends to use the net proceeds from the Offering for (i) pursuing the Company’s objective of expanding its operations into Good Laboratory Practice and Good Manufacturing Practice-certified; (ii) the development and commercialization of Talem Therapeutics, LLC’s, a wholly owned subsidiary of the Company internal and partnered therapeutic discovery programs; (iii) investments in employees, partnerships, cloud computing, data curation and analysis to enable further work toward the development of custom algorithms, cloud computing, large-scale sequence data analysis, and expanded access to next-generation sequencing technologies; (iv) the development of its PolyTopeTM approach to the development of innovative therapeutics and vaccines against the COVID-19; and (v) general corporate and working capital purposes.

In connection with the Offering, the Company filed with the securities regulatory authorities in each of the provinces of Canada (except Quebec), a short form base shelf prospectus dated December 11, 2020. The short form base shelf prospectus was filed on Form F-10 with the U.S. Securities and Exchange Commission (SEC). The Company will also file a preliminary prospectus supplement to the short form base shelf prospectus with the securities regulatory authority in the Province of British Columbia as well as with the SEC as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Common Shares will only be offered and sold in the United States either directly or through duly registered U.S. broker dealers. No Common Shares will be offered or sold to Canadian purchasers.

The Offering is being made in the United States only by means of the registration statement, including the base shelf prospectus and applicable prospectus supplement. Such documents contain important information about the offering. Copies of the short form base shelf prospectus and accompanying preliminary prospectus supplement will be filed with the SEC and will be available for free on the SEC’s website at www.sec.gov and on the SEDAR website at www.sedar.com. Electronic copies of the preliminary prospectus supplement and registration statement, when available, may also be obtained from H.C. Wainwright & Co. LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About ImmunoPrecise Antibodies Ltd.

IPA is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. IPA’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

For further information please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable United States securities laws and Canadian securities laws (together, the “forward-looking statements”. Forward-looking statements are often identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this news release include, but are not limited to, statements relating to the offering, including the satisfaction of closing conditions, and the use of proceeds from the offering. In respect of the forward-looking statements contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Completion of the offering is subject to numerous factors, many of which are beyond the Company’s control, including but not limited to, market and other conditions, the failure of customary closing conditions and other important factors disclosed previously and from time to time in the Company’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

SOURCE ImmunoPrecise Antibodies Ltd.